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                                                                       EXHIBIT 4


                                Eaton Corporation
                                  Eaton Center
                              Cleveland, Ohio 44114




                                  June 24, 1997


Fusion Systems Corporation
7600 Standish Place
Rockville, Maryland  20855

Gentlemen:

         To induce Eaton Corporation ("Eaton") to continue its due diligence investigation of Fusion Systems Corporation (the "Company") and to pursue its interest in a possible business combination with the Company, Eaton and the Company have agreed as follows:

         (1) The Company agrees to negotiate exclusively with Eaton through July 7, 1997 or such later date as the parties may agree in writing (such period being referred to herein as the "Exclusivity Period") with respect to a possible business combination between the Company and Eaton.

         (2) During the Exclusivity Period, the Company agrees that it shall not, and it shall not permit its subsidiaries, or any officers, directors, employees, financial advisors and other agents or representatives of the Company or its subsidiaries, directly or indirectly, to solicit or initiate (including by way of furnishing any non-public information concerning the Company or its assets) inquiries or proposals, or participate in any discussions or negotiations with any person, corporation, partnership or other entity (other than Eaton), concerning a merger or other business combination or an acquisition of all or any substantial portion of the Company or its assets (a "Transaction").

         (3) The Company and Eaton agree that they shall not, and shall cause their officers, directors, agents and representatives not to, make any public announcement or otherwise disclose to any person (other than the respective officers, directors, employees, lawyers and financial advisors of Eaton and the Company as required to negotiate a definitive agreement who are informed of the confidential nature of this information) the fact that discussions or negotiations are taking place concerning a possible transaction between the Company and Eaton or any of the terms, conditions or other facts with respect to any such possible transaction, including the status thereof unless the parties agree to such disclosure or unless otherwise required by law.

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         Please confirm your agreement with the foregoing by signing the enclosed copy of this letter and returning it to us, whereupon it will become a binding obligation of Eaton and the Company. The agreements set forth in this letter may be modified or waived only by a separate writing by the Company and Eaton expressly so modifying or waiving such agreements. Nothing herein contained shall modify or supersede the obligations of the Company and Eaton under the confidentiality Agreement dated April 7, 1997, which agreement remains in full force and effect for the term provided therein.

                                                  Very truly yours,

                                                  EATON CORPORATION


                                                  By: /s/ Alexander M. Cutler
                                                     -------------------------


ACCEPTED AND AGREED:

FUSION SYSTEMS CORPORATION


By: /s/ Leslie S. Levine
   ------------------------

Date: June 24, 1997